Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS OTTAWA, ONTARIO Thursday, April 6, 2017 VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the “Bank”) held on April 6, 2017. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.

1	Election of Directors
	Each of the following 16 nominees proposed by management was elected as a Director of the Bank.

	NOMINEES	VOTES FOR		VOTES WITHHELD
	Brent S. Belzberg	203,088,235	99.56%	907,154	0.44%
	Nanci E. Caldwell	199,921,851	98.00%	4,073,538	2.00%
	Gary F. Colter	198,965,400	97.53%	5,029,989	2.47%
	Patrick D. Daniel	203,559,729	99.79%	435,660	0.21%
	Luc Desjardins	203,252,841	99.64%	742,548	0.36%
	Victor G. Dodig	203,453,628	99.73%	541,761	0.27%
	Linda S. Hasenfratz	194,458,788	95.33%	9,536,601	4.67%
	Kevin J. Kelly	203,565,805	99.79%	429,584	0.21%
	Christine E. Larsen	203,538,495	99.78%	456,894	0.22%
	Nicholas D. Le Pan	203,332,513	99.68%	662,876	0.32%
	John P. Manley	202,350,649	99.19%	1,644,740	0.81%
	Jane L. Peverett	199,591,190	97.84%	4,404,199	2.16%
	Katharine B. Stevenson	201,574,112	98.81%	2,421,277	1.19%
	Martine Turcotte	203,569,449	99.79%	425,940	0.21%
	Ronald W. Tysoe	199,231,300	97.66%	4,764,089	2.34%
	Barry L. Zubrow	203,257,996	99.64%	737,393	0.36%

2	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.

VOTES FOR		VOTES WITHHELD
205,971,267	99.10%	1,878,966	0.90%

3	Advisory resolution on Executive Compensation Approach

VOTES FOR		VOTES AGAINST
193,937,382	95.07%	10,058,917	4.93%

4	Shareholder Proposal – tax havens

VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
1,705,074	0.84%	201,212,245	99.16%	1,073,651

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.